The Royce Funds
1414 Avenue of the Americas New York, NY 10019 (212) 355-7311 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

February 26, 2009

Securities and Exchange Commission
Division of Investment Management
Attn: Mr. Keith O'Connell
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Royce Fund File No. 2-80348

Gentlemen:

        We hereby request that the effectiveness of Post-Effective Amendment No. 88 under the Securities Act of 1933, as amended and No. 90 under the Investment Company Act of 1940, as amended, to The Royce Fund's Registration Statement on Form N-1A, containing the prospectus for its series, Royce Focus Value Fund, be accelerated on February 27, 2009, or as soon thereafter as practicable.

THE ROYCE FUND

By: /s/ John E. Denneen

John E. Denneen Secretary

JED:rw